INVEST IN **FLOWER CITY UNION, SALT CITY UNION, FLOWER CITY 1872-NY UNION LLC**

# Be an owner of men's and women's soccer clubs rooted in Rochester and Syracuse NY!



FLOWER CITY UNION
SALT CITY UNION
FLOWER CITY 1872

flowercityunion.com Rochester NY

Entertainment Sports Recreation

LEAD INVESTOR

**Nicole Wilson**

Our continued investment and support of the Flower City, Salt City, and FC 1872 teams reflects our commitment to soccer in Rochester and Western New York and our respect for the excellent management team that is committed to success in this market and strong community outreach and involvement. The broad approach, with both men's and women's teams (and the strong youth organization support), provide role models for everyone in the area, and gives us all a reason to cheer. We are very pleased to support this effort, with this group.

**Invested $5,000 this round & $5,000 previously**

## Highlights

1. Rare opportunity to invest in men's professional & women's semi-professional soccer clubs.
2. Fan owners have representation in the governance of the club via a Fan Lead Investor.
3. Play a part in bettering the Rochester and Syracuse communities.
4. Help Rochester return to being "Soccer Town USA"
5. Fan owners have multiple opportunities and forums to voice their opinion on key club matters.
6. Limited fan membership units in one organization, three clubs, two markets, men's and women's.
7. Experience soccer from an owner's perspective, a real life Wrexham and Ted Lasso.
8. Fan owners support the club mission to be an integral part of the Rochester & Syracuse community.

## Our Team

**James Paola** Primary Club Owner

LA entrepreneur & Founder of Jimmy's Permits, he specializes in event permits for Hollywood red carpet and Fortune 500 events. He's a diversified investor & soccer fan, owner of Flower City Union & suites at LA Galaxy & LAFC. Loves startups & real estate.

**Jim Smith** Operating Partner

Jim owns multiple successful businesses and holds other investments in the Syracuse community, including Salt City Union (club brand represented in Syracuse market)

**Mark Washo** Founding Partner

One of the few pioneers of Major League Soccer still actively working to grow soccer in America with over thirty years of experience at all levels of the professional game, Men's and Women's. Mark organized the NISA application, recruited club investors



**Casey Catlin** Vice President, Sales & Marketing

Casey is a WVU graduate who spent time with the Rochester Rhinos, Pittsburgh Pirates, and Pittsburgh Riverhounds but found a home with Flower City Union. He is passionate about growing the team as well as bettering the Rochester community.



**Nina Korn** Director of Marketing & Content

Nina has grown Flower City Union social media followers while producing first class video content on the clubs You Tube channel. Nina is regarded as one of the top digital creators in NISA, as well as all of professional soccer by her peers!



**Logan Adams** Operations Manager

Logan has recently graduated from St. John Fisher Sport Management, and has elevated the clubs professionalism both within the club for players and coaches, but also in the way he treats the visiting clubs coming to play Flower City Union



**Jordan Sullivan** Head Coach & Technical Director

At age of 16, Jordan was the youngest coach in his class to receive a UEFA B Diploma (FA 1 & 2) at 20, completed FA Level 3 coaching badge. While in England, Sullivan worked his way up from assistant coach to Head Coach for Queens Park Rangers Academy.



**Nelson Cupello** Assistant Coach

Nelson A. Cupello is a former Brazilian soccer defender, renowned Rochester collegiate soccer coach and now Flower City Union Assistant Coach. He played five seasons in the North American Soccer League (Roc Lancers) and three in the American Soccer League

## Three Clubs, Two Markets, One Union



FLOWER CITY UNION
SALT CITY UNION
FLOWER CITY 18 72

We are two (2) professional men's soccer clubs and one (1) semi-professional women's soccer club committed to positively impacting the Cities of Rochester and Syracuse, NY and its surrounding communities by fielding competitive, championship-caliber teams while supporting the development of youth soccer locally. Passion and inclusion are our North Star, guiding how we live, how we act, how we play, how we serve. Rather than being a sport business operating in Rochester/Syracuse, we are a Flower City business operating in sport. As such, we acknowledge our responsibility in nurturing social and economic connections through inclusive business practices. We actively embrace diversity and aim to reflect back the faces and voices of our region.



Fan Ownership Campaign Relaunch 2023: All the info!
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FAN OWNERSHIP
RELAUNCH
BE AN EQUITY OWNER OF THREE SOCCER CLUBS IN WESTERN NEW YORK
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Flower City/Salt City Union is just one of three professional soccer clubs in New York State.



## Rooted in Community

Our clubs aim to be community-centric in engagement and operation. We participate annually in community events and look to bring local businesses and organizations into our stadium on matchdays to help cross-promote and grow our city. Likewise, the Union and 1872 clubs work closely with local youth soccer programs and offer training sessions for players and educational sessions for coaches to help elevate their youth programs.

**Annual Local Community Events:**

- NAMI Rochester Walk for Mental Health
- Rochester Lilac Festival
- Flower City Charity Night
- Game-worn Charity jersey auction
- Golisano's Stroll for Strong Kids
- Dick's House of Sports Youth Camps

**Annual Local Community Engagement:**

- Local Youth Club Clinics
- Youth Clubs Attend Flower City Training
- Youth Players as Ball Boys & Player Walkouts

**Local Business Exposure:**

- Active Memberships (Visit Rochester, Rochester Chamber, Greece Chamber, Brighton Chamber)
- Rochester Chamber & Networking Theme Night (80 companies in attendance for 2022)
- YouTube "Rooted" Series (Players visit local businesses & highlight the small businesses and their owners)
- Player Appearances at Local Events
- Women-Owned Business & Networking Events
- National Soccer Viewing Parties Held at Local Bars, Pubs & Restaurants
- Local Television Series - "Beyond the Pitch" (2 Episode Docu-Series Aired in 2022)



## Benefits of Pro Soccer:

- Help a community-minded club support the local community

- Boost your personal profile

- Personal & professional networking with other soccer owners & executives

- Marketing benefits for your place of business

- Potential for club asset growth with the 2026 Men's World Cup on the horizon

